Davis Kinard & Co, PC
CERTIFIED PUBLIC ACCOUNTANTS
Quality. Integrity. Knowledge.

First Financial Bank Building
400 Pine Street, Ste. 600, Abilene, TX 79601
325.672.4000 / 800.588.2525 / f: 325.672.7049
www.dkcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Partners
of Mid-Continent Securities Advisors, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Mid-Continent Securities Advisors, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mid-Continent Securities Advisors, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Mid-Continent Securities Advisors, Ltd. stated that Mid-Continent Securities Advisors, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Mid-Continent Securities Advisors, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mid-Continent Securities Advisors, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Davis Kinard & Co, PC
Certified Public Accountants

Abilene, Texas
February 23, 2016